Citigroup Inc.	Filed pursuant to rule 433

80,000,000 Depositary Shares	File No. 333-132177
Each Representing a 1/1000th Interest in a Share of
8.500% Non-Cumulative Preferred Stock, Series F
$25 Liquidation Preference per Depositary Share
Terms and Conditions:

Issuer:	Citigroup Inc., a Delaware corporation
Securities:	80,000,000 depositary shares, each representing a 1/1000th interest in a share of Citigroup’s 8.500% non-cumulative preferred stock, Series F (the “Series F Preferred Stock”)
Ratings:	A2 (negative outlook)/A (negative watch)/A+ (negative outlook) (Moody’s / S&P / Fitch)
Trade Date:	May 6, 2008
Settlement Date:	May 13, 2008 (T+5 days)
Maturity:	Perpetual
Liquidation Preference:	$25,000 per share of Series F Preferred Stock (equivalent to $25 per depositary share).
Public Offering Price:	$25 per depositary share.
Net Proceeds to Citigroup:	$1,939,357,500 (before expenses).
Dividend Rate:	8.500% per annum on a non-cumulative basis
Dividend Payment Dates:	Quarterly in arrears on the 15th day of each March, June, September and December, when, as and if declared on the Series F Preferred Stock by Citigroup’s board of directors or a duly authorized committee of the board. Following business day convention. Business days New York.
First Dividend Payment:	If declared, June 15, 2008.
Day Count:	30/360.
Redemption at Issuer Option:	Subject to any required approval of the Federal Reserve, Citigroup may redeem the Series F Preferred Stock, and thus redeem the depositary shares, in whole or in part, on any dividend payment date on or after June 15, 2013 as to which Citigroup has declared a dividend in full on the Series F Preferred Stock, at a price equal to 100% of the liquidation preference.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the depositary shares on the New York Stock Exchange.
Voting Rights:	The holders of the Series F Preferred Stock do not have voting rights, except (i) as specifically required by Delaware law, (ii) upon the failure of Citigroup to declare and pay dividends on the Series F Preferred Stock for six quarterly dividend periods, whether or not consecutive, in which case the holders of depositary shares may, together with all other holders of capital stock having similar voting rights, elect two additional directors to Citigroup’s board of directors, (iii) with respect to the issuance of senior capital stock of Citigroup, and (iv) with respect to changes to Citigroup’s organizational documents that would adversely affect the voting powers, preferences or special rights of the Series F Preferred Stock.
Sole Structuring Coordinator and Sole Bookrunner:	Citigroup Global Markets Inc.

Citigroup Inc.	Filed pursuant to rule 433

80,000,000 Depositary Shares	File No. 333-132177
Each Representing a 1/1000th Interest in a Share of
8.500% Non-Cumulative Preferred Stock, Series F
$25 Liquidation Preference per Depositary Share

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC

Co-Managers:	Banc of America Securities LLC RBC Capital Markets Corporation

Junior Co-Managers	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. Lehman Brothers Inc. Wells Fargo Securities, LLC
Depositary Shares CUSIP/ISIN:	172967 55 6 / US1729675561
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for the registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.